Caledonia Acquires Additional Properties Adjoining its Rooipoort (PGE/Au/Ni/Cu) Project, South Africa, virtually doubling the Rooipoort Project area.

Toronto, Ontario – March 13 2006:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce that it has concluded an agreement, on behalf of its wholly owned South African subsidiary company Eersteling Gold Mining Company Limited (“EGMC”), with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) (a subsidiary of Falconbridge Limited), to acquire a 100% interest in Falconbridge’s prospecting rights covering the farms Moordrift 289KR, Jaagbaan 291KR, and portions of Grasvally 293KR, a total area of 4,315.81 hectares. Eersteling’s current rights cover 4,404.84 hectares on Rooipoort 46KS and portions of Grasvally 293KR (Fig. 1).  This acquisition effectively doubles the area of Caledonia’s Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential.

Highly Prospective PGE Terrain:

These properties are situated at the southern end of the highly prospective north limb of the Bushveld Complex, some 50km south of the Anglo Platinum open pit mining operation on the Platreef. Intensive exploration is being conducted along the entire length of this 110km prospective zone by a number of companies, viz. AfriOre, Anooraq, Pan-Palladium, Ivanhoe Nickel & Platinum, PTM and AIM Resources.

The Moordrift, Jaagbaan and Grasvally farms adjoin the western and southern boundary of Caledonia’s Rooipoort (PGE/Au/Ni/Cu) Project area and contain the down dip extension of PGE/Ni/Cu mineralization that was recently discovered by Caledonia on the western side of Rooipoort farm (Central Target Area) (Fig. 2).  (Also please see Caledonia website Project Status Report dated December 9 2005 and the NI 43-101 Independent Resource Report on portion of the mineralized, 6½ kilometre long, Eastern Target Area (see Figure 1).

Falconbridge conducted limited exploration drilling (see Table 1 for details of 3 holes) on the Rooipoort boundary and on Grasvally and intersected the down dip extension of the mineralisation intersected by Caledonia, described above.

Table 1: Falconbridge Borehole Composites : Western Target Area (Fig 2)
MR?= Merensky like reef			UG?= UG2 like reef				SND=Stratigraphy not determined
Intercepts >0.5g/t 3E + >1.0m							na = Not Assayed
Hole id	From	To	Drilled width	3E g/t	Pt g/t	Pd g/t	Au g/t	Ni ppm	Cu ppm	Cr ppm	Mineralised Zone
GV02-1	170.50	171.50	1.00	1.30	0.25	0.97	0.08	na	na	na	SND
	206.48	208.67	2.19	2.39	1.03	1.14	0.23	2113	1961	na	MR?
GV02-2	476.31	478.97	2.66	0.96	0.42	0.49	0.05	890	1357	na	UG2?
MD03-1	535.00	536.50	1.50	0.60	0.13	0.45	0.02	na	na	na	SND
	550.85	553.17	2.32	1.49	0.74	0.60	0.16	1742	1066	na	SND
	563.50	564.74	1.24	0.99	0.36	0.59	0.05	1800	790	na	SND
	566.37	573.91	7.54	2.22	0.94	1.13	0.15	2223	1654	na	MR?
	581.95	583.95	2.00	1.47	0.52	0.86	0.09	2184	1640	na	SND

Plus Previously Unknown PGE Reef (“321 Reef”)

Falconbridge also drilled a further 19 holes focused on an additional PGE mineralised horizon situated to the west of this earlier drilling (Western Target Zone).  The location of these holes (see Figure 2), and the results of this drilling can be found in the Investor Centre on the Caledonia website (www.caledoniamining.com) under Technical Reports, in the document titled “Rooipoort PGE/Au/Ni/Cu Project - Falconbridge Property Acquisition - Drilling Results”

This reef horizon is characterized by a highly favourable ~3:1 Pt: Pd ratio.  Falconbridge concentrated on following up their best intersection in hole MD03-02 (6.86 m @3.38g/t Pt; 1.23 g/t Pd; 0.57 g/t Au; 0.23% Ni; and 0.29% Cu) as a probable conformable structure.  Caledonia’s interpretation of rock alteration and of the aeromagnetic data indicates the possibility of more irregular vertical “ballroom type” structures that could have been missed by Falconbridge vertical drilling for a planar west dipping reef.

Caledonia is planning to evaluate the near surface, up-dip extensions of this mineralization on the Rooipoort and Grasvally properties with the initial aim of delineating an open pit resource as soon as the necessary permits have been granted by the South African authorities.

This property and data acquisition opens up an extensive new target area of PGE mineralisation and greatly enhances the potential economic viability of Caledonia’s Rooipoort PGE/Au/Ni/Cu Project by more than doubling the area underlain by highly prospective PGE/Au/Ni/Cu mineralised stratigraphy already identified by drilling

Application to the South African authorities to transfer the Falconbridge rights to Eersteling will commence immediately.

For further information please contact:

Caledonia Mining Stefan Hayden, President and CEO Tel: +27 11 447 2499	BuckBias Alex Buck / Nick Bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations, along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programmes, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.

LEGEND
EGMC Property
Under Application by EGMC
Falconbridge Property
Portion not held by EGMC
National Freeway
National Route
National Road
Secondary Road
Railway
Current EGM and FVA Exploration drill holes
Previous Exploration Drill Holes
Drill Holes referred to in New Release
Eastern Target Area
MOORDRIFT 289 KR
ROOIPOORT 46 KS
OORLOOGSFONTEIN 45 KS
JAAGBAAN 291 KR
GRASVALLY 293 KR
WITPOORT 96 KS
Mokopane
Polokwane
R 101
N 11
N 1
Roedtan / Marble Hall
Mogalakwena
Mookgophong
By: N. Kasa
21 February 2006
PLAN SPECS:
REF. PT. E, N 702000 m 7314000 m
EXTENTS 13600 m 11680 m
SCALE
Eersteling Gold Mining Co.
Rooipoort Project
Geology and Property with Drill hole Collars

click the image to enlarge

Fig 1:

Location of Caledonia’s Rooipoort PGE/Au/Ni/Cu Project and the adjacent Falconbridge properties, Geology and Drill Holes.

Western Target Area
Central Target Area
MOORDRIFT 289 KR
ROOIPOORT 46 KS
JAAGBAAN 291 KR
GRASVALLY 293 KR
R 101
N 1
N 11
Polokwane
Mokopane
Mogalakwena
Mookgophong
MD05-6
MD04-6
MD04-5
MD05-5
MD05-3
MD04-3
MD04-2
MD05-2
MD05-1
MD04-1
MD04-4
JB05-11
JB05-4
JB05-10
JB05-9
MD02-1
RP04-23
RP03-06
RP03-05
RP05-37
RP03-08
RP05-39
RP04-21
RP03-04
RP04-22
RP05-38
GV05-54
GV02-1
GV02-2
RP03-03
RP03-02
RP03-01
RP03-14
GV05-50
GV05-47
GV05-46
GV05-48
GV1
LEGEND
EGMC Property
Under Application by EGMC
Falconbridge Property
Portion not held by EGMC
National Freeway
National Route
National Road
Secondary Road
Railway
Current EGM and FVA Exploration drill holes
Drill Holes referred to in New Release
February 2006
PLAN SPECS:
SCALE 1:20000
Eersteling Gold Mining Co.
Rooipoort Project
Geology and Property
with Drill Hole Collars

click the image to enlarge

Fig 2:

Location of Central & Western Target Areas on Rooipoort PGE/Au/Ni/Cu Project